Filed by Global Payments Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Total System Services, Inc.

Commission File No.: 001-10254

Date: May 28, 2019

The following is a transcript of a recorded message by Jeffrey S. Sloan, Chief Executive Officer of Global Payments Inc., made available to employees of Global Payments Inc. on May 28, 2019.

MR. SLOAN: Thanks for joining us today. I am delighted to talk to you about our agreement to merge with TSYS - one of the most significant transactions in the history of payments.

Before I get started, I do want to explain that because of the nature of the transaction and the approvals necessary for closing, we are not able to take questions regarding our announcement today.

This is a transformative and exciting day for the financial technology industry, and you should take pride in your hard work and dedication to our customers, which have enabled us to achieve this incredible milestone.

And to answer the question we get on just about every quarterly management call: At closing, we expect to indeed achieve our long sought after goal of Fortune 500 status, in advance of our year end 2019 objective.

For Global Payments, we view the combination with TSYS as the next logical step to accelerate our technology-enabled, software-driven strategy - the combined company will have a leading position in integrated payments, owned software in both merchant and issuing, increased scale in ecommerce and omnichannel solutions and further exposure to faster growth geographies.

It is core to our strategic initiatives to grow and control distribution, deliver innovative products and services globally, and leverage technology and operations as we create the preeminent technology-enabled payments company with extensive scale and unmatched global reach.

This combination presents tremendous opportunities for Global Payments:

•	This partnership will accelerate our technology enabled, software driven strategy and diversify us into attractive and complementary businesses;

•	It will significantly expand Global Payments’ direct distribution, small to mid-sized business or SMB customer base and vertical reach;

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The TSYS’ ecommerce and omnichannel business in the United States will substantially enhance Global Payments’ existing domestic business and provide numerous additional multinational opportunities for cross-sell internationally; and

•	Global Payments will have exposure to some of the fastest growing digital payments trends through TSYS’ consumer solutions business.

As one company we will:

•	Establish the leading pure play payments technology company.

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Process in excess of 50 billion transactions annually and serve nearly 3.5 million predominantly SMB merchant locations across more than 100 countries, with an unmatched salesforce of over 3,500 sales and sales support professionals worldwide.

•	Provide owned software and payment solutions to more than 1,300 financial institutions worldwide, increasingly on a cloud basis.

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Have a leading position in integrated payments as TSYS’ exposure to more than 450 ISV partners across 50 plus vertical markets are highly complementary with OpenEdge’s 2,000 plus ISV partners in 70 plus vertical markets today.

•	Benefit from TSYS’ payment facilitation technologies domestically.

•	Create an extensive portfolio of distinctive products and services, which are highly complementary, resulting in significant cross-sell opportunities across our extensive existing customer base.

•	And finally, significantly enhance our financial strength and flexibility with immediate investment grade credit ratings.

So I’m often asked what has changed at Global Payments over the past several years and how we have come to where we are today. First of all, it’s our people. Our people are our most important assets and our collective success is driven by the performance of our employees every day.

Second, we have made incredible strides to enhance our culture in terms of how we support our employees and how that directly impacts how we interact with our customers and support our communities.

In addition to advancing our strategic goals, TSYS, with its strong leadership and dedicated employees, will be a strong cultural fit that embodies our company’s brand of Service. Driven. Commerce. Our culture is a strong complement to TSYS’ People-Centered and Performance-Driven culture.

We have found the right partner to deliver significant value for our employees, customers, partners and shareholders.

Our common cultures will play a critical role in the success of this transaction. Each of us shares the view that our people come first, and that neither of our businesses would have achieved the successes that it has enjoyed without our dedicated employee base.

We look forward to taking the best of both of our cultures going forward and preserving and enhancing our commitments to the communities in which we live and work. In addition, as a combined company we expect to continue to invest significantly in training and development to provide further opportunities for current and future colleagues.

I understand the biggest question in everyone’s mind is “How does this impact me?” Some answers are:

•	Global Payments and TSYS will continue to operate separately with business as usual until the transaction closes.

•	We plan to capitalize on the best of both companies and cultures moving forward. As you can imagine, there is a great deal of work and coordination to do.

•	Over the next several months integration plans will be developed and additional details will be communicated as appropriate after the closing date.

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The transaction, which is expected to close in the fourth quarter of 2019, is subject to the receipt of required regulatory approvals and other customary closing conditions and the approval of shareholders of both companies.

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As we move forward, we ask that you continue to focus on your day-to-day responsibilities, and on providing our customers with the industry-leading tech solutions and unparallelled service they have come to expect from us.

What I can tell you now, is that upon closing:

•	The combined company will retain the name Global Payments and will have dual headquarters here in Atlanta and in Columbus, Georgia, where TSYS is currently located.

•	I will become the combined company CEO at closing and remain a member of the board of directors

•	Troy Woods, current CEO of TSYS, will become Chairman of the Board of Directors

•	Cameron Bready will become President and Chief Operating Officer of the combined business

•	Paul Todd, current CFO of TSYS, will become Chief Financial Officer

We couldn’t be more excited about the future as we bring together two industry leaders with strong businesses and cultures that will generate significant opportunities for our employees, customers, partners and shareholders worldwide.

The combined company will have a powerful culture with the very best people, providing the very best experiences for our customers with the very best technologies in the very best markets.

I look forward to keeping you informed of our progress.

Thank you for all you do for us every day.

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which TSYS and Global Payments operate and beliefs of and assumptions made by TSYS management and Global Payments management, involve uncertainties that could significantly affect the financial condition, results of operations, business plans and the future performance of TSYS, Global Payments or the combined company. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “estimates,” “forecasts,” “projects,” “plans,” “may,” “could,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements. Such forward-looking statements include, but are not limited to, statements about the strategic rationale and financial benefits of the transaction, including expected future financial and operating results and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; statements of plans and objectives of TSYS or Global Payments or their management or Board of Directors, including those relating to products or services; and statements of future economic performance — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. In addition to factors previously disclosed in TSYS’ and Global Payments’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of TSYS and Global Payments to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against TSYS, Global Payments or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by TSYS shareholders and Global Payments shareholders on the expected terms and schedule; difficulties and delays in integrating the TSYS and Global Payments businesses, including with respect to implementing systems to prevent a material security breach of any internal systems or to successfully manage credit and fraud risks in business units; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; business disruptions from the proposed merger that will harm TSYS’ or Global Payments’ business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, including as it relates to TSYS’ or Global Payments’ ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients; failing to comply with the applicable requirements of Visa, Mastercard or other payment networks or card schemes or changes in those requirements; the ability of TSYS or Global Payments to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the common stock of Global Payments following the merger, including the dilution caused by Global Payments’ issuance of additional shares of its common stock in connection with the transaction; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which TSYS and Global Payments operate; the impact of new or changes in current laws, regulations, credit card association rules or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond TSYS’ or Global Payments’ control, such as acts of terrorism.

Any forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither TSYS nor Global Payments undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in TSYS’ and Global Payments’ most recent annual reports on Form 10-K for the year ended December 31, 2018, quarterly reports on Form 10-Q for the period ended March 31, 2019, and any material updates to these factors contained in any of TSYS’ and Global Payments’ future filings.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information and Where to Find It

In connection with the proposed merger, Global Payments will file with the SEC a registration statement on Form S-4 to register the shares of Global Payments’ common stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of TSYS and Global Payments seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT TSYS, GLOBAL PAYMENTS AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from TSYS at its website, www.tsys.com, or from Global Payments at its website, www.globalpaymentsinc.com. Documents filed with the SEC by TSYS will be available free of charge by accessing TSYS’ website at www.tsys.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to TSYS at One TSYS Way, Columbus, Georgia 31901, and documents filed with the SEC by Global Payments will be available free of charge by accessing Global Payments’ website at www.globalpaymentsinc.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Global Payments at 3550 Lenox Road, Suite 3000 Atlanta, Georgia 30326, Attention: Investor Relations.

Participants In The Solicitation

TSYS and Global Payments and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Global Payments and TSYS in respect of the proposed merger under the rules of the SEC. Information about Global Payments’ directors and executive officers is available in Global Payments’ proxy statement dated March 13, 2019 for its 2019 Annual Meeting of Shareholders. Information about TSYS’ directors and executive officers is available in TSYS’ proxy statement dated March 20, 2019 for its 2019 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Global Payments or TSYS using the sources indicated above.

No Offer Or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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